CERULEAN GROUP, INC.

Krizikova 22, Prague 8, 18600, Czech Republic

April 9, 2013

Ms. Allicia Lam

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Cerulean Group, Inc.

        Amendment No. 2 to Registration Statement on Form S-1

        Filed March 21, 2013

         File No. 333-185891

Dear Ms. Lam,

We received your letter dated April 3, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No.2 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 21, 2013:

General

1. We note your response to prior comment 1 and are unable to concur with your conclusion that you are not a shell company. Please disclose that you are a shell company on your prospectus cover page and in your prospectus summary. In addition, include a risk factor, or risk factors, discussing the potential risks associated with investing in a shell company. Specifically discuss the impact of Securities Act Rule 144(i), which will prohibit the use of the Rule 144 safe harbor until one year after you cease to be a shell company, are an Exchange Act reporting company, are current in your periodic reports, and have filed Form 10 level disclosure for operating business activities. Address the potential effects on your ability to attract additional capital through unregistered offerings, and on the liquidity of your shares. Revise your discussion of Rule 144 on page 28 to describe the steps that you must take before any holders of restricted or control securities can use the exemption. Finally, please note that shell companies may not use registration statements on Form S-8.

Response: In response to this comment, we have disclosed that we are a shell company on our prospectus cover page and in our prospectus summary. We have also included a risk factor discussing the potential risks associated with investing in a shell company. We have addressed the potential effects on your ability to attract additional capital through unregistered offerings, and on the liquidity of your shares. We have added a discussion of Rule 144 to describe the steps that we must take before any holders of restricted securities can use the exemption. We have also noted that shell companies may not use registration statements on Form S-8.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 27

2. We note that the going concern paragraph of the audit opinion on the annual financial statements for the period from February 27, 2012 (Inception) through October 31, 2012 was revised to reflect the amount of accumulated deficit as of the latest balance sheet date included in the filing, i.e., January 31, 2013, and as a result, the accumulated deficit since inception in this paragraph does not agree to the amount in Note 2 as of October 31, 2012 as referenced in this same paragraph. Please note this is not appropriate considering that the financial statements for the three months ended January 31, 2013 appear to be unaudited and the date of the audit opinion is December 31, 2012. Please have the audit opinion corrected accordingly.

Response: Our auditors have revised the audit opinion.

Exhibits

Exhibit 5.1

3. In response to prior comment 4, you added language which you had previously removed in response to comment 15 of our comment letter dated January 31, 2013. Please tell us why the disclaimer that counsel “express[es] no opinion as to the accuracy and adequacy of the disclosure contained in the Registration Statement” is necessary and appropriate.

Response: Our counsel have revised his opinion .

Please direct any further comments or questions you may have to us, at ceruleangroup@gmail.com

Thank you.

Sincerely,

/S/ Olesya Didenko

Olesya Didenko, President

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